Christine L. Connolly

Corporate Secretary & Chief Compliance Officer

615-855-5170 / Fax: 615-855-5172

cconnoll@dollargeneral.com

March 17, 2005

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Dollar General Corporation Registration Statement on Form S-3

File No.: 333-95235

Dear Mr. Owings:

In response to your letter dated February 17, 2005 requesting that Dollar General Corporation either amend or withdraw the Registration Statement on Form S-3, file number 333-95235, filed with the Commission on March 9, 2001, Dollar General Corporation hereby requests to withdraw such Registration Statement. This Registration Statement is being withdrawn as the selling shareholder identified therein abandoned its plans to resell the shares of common stock registered therein. The selling shareholder has advised Dollar General Corporation that no securities were sold in connection with the offering registered by such Registration Statement.

Please do not hesitate to contact me with any questions.

Sincerely,

/s/ Christine L. Connolly

Christine L. Connolly

Corporate Secretary & Chief Compliance Officer

cc:  Amy Freeny